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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Shares

        The following table sets forth our ratio of earnings to fixed charges for each of the periods presented. As we had losses for each of the periods presented, we have provided the deficiency amounts. For purposes of calculating this deficiency, earnings consist of pre-tax loss from continuing operations before fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rental expenses that we believe is representative of the interest portion of rental expenses.

	Six Months Ended June 30, 2012
		Year Ended December 31,
		2011	2010	2009	2008	2007
Pre-tax loss from continuing operations	$(20,668)	$(26,283)	$(36,352)	$(17,195)	$(26,544)	$(41,136)
Fixed charges	476	501	1,086	2,077	2,912	1,047

Pre-tax loss from continuing operations before fixed charges	$(20,192)	$(25,782)	$(35,266)	$(15,188)	$(23,632)	$(40,089)

Fixed charges:
Interest expense	$289	$286	$850	$1,779	$2,534	$683
Interest portion of rental expenses	187	215	236	298	378	364

Total fixed charges	$476	$501	$1,086	$2,077	$2,912	$1,047

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	— (1)	— (1)

(1)
Due to the losses in the six months ended June 30, 2012 and the years ended December 31, 2011, 2010, 2009, 2008 and 2007, we would have had to generate additional earnings of $20.7 million, $26.3 million, $36.4 million, $17.2 million, $26.5 million and $41.1 million, respectively, to achieve a ratio of earnings to fixed shares of 1:1.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Shares